Exhibit 99.5

CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

CERTAIN UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL

We prepared the following unaudited pro forma financial statements by applying certain pro forma adjustments to the historical financial statements of Aytu. The pro forma adjustments give effect to the Merger

For accounting and reporting purposes, Aytu has been identified as the accounting acquirer of Neos.

The unaudited pro forma statements of operations for the year ended June 30, 2020, and for the three months ended September 30, 2020, give effect to the Merger as if it occurred on occurred on or before June 30, 2020. The unaudited pro forma balance sheet as of September 30, 2020 gives effect to the Merger as if it occurred on September 30, 2020.

These pro forma financial statements include adjustments for our planned Merger with Neos because we believe that the Merger is probable under the standards of Rule 8-04 of Regulation S-X. We determined that the Merger will involve the acquisition of a business, considering the guidance in Rule 11-01(d) of Regulation S-X, and because the Merger met the significance test of Rule 8-04 of Regulation S-X.

The historical financial statements of Aytu are incorporated by reference herein and the historical financial statements of Neos, whose acquisition is planned, appear elsewhere in this prospectus.

We have based the pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We describe in greater detail the assumptions underlying the pro forma adjustments in the accompanying notes, which you should read in conjunction with these unaudited pro forma financial statements. In many cases, we based these assumptions on preliminary information and estimates. The actual adjustments to our audited consolidated financial statements will depend upon a number of factors and additional information that will be available on or after the completion of our initial public offering. Accordingly, the actual adjustments that will appear in our financial statements will differ from these pro forma adjustments, and those differences may be material.

We account for the Merger, using the acquisition method of accounting for business combinations under GAAP, with Aytu being considered the acquiring entity. Under the acquisition method of accounting, the total consideration paid is allocated to an acquired company’s tangible and intangible assets, net of liabilities, based on their estimated fair values as of the acquisition date. We have not completed the acquisition of Neos therefore the estimated purchase price and fair value of Neos and its assets to be acquired and liabilities assumed are preliminary. Once we complete our final valuation processes for our planned acquisitions, we may report changes to the value of the assets acquired and liabilities assumed, as well as the amount of goodwill, and those changes could differ materially from what we present herein.

We provide these unaudited pro forma financial statements for informational purposes only. These unaudited pro forma financial statements do not purport to represent what our results of operations or financial condition would have been had the Merger actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or date. You should read these unaudited pro forma financial statements in conjunction with and the historical financial statements including the related notes thereto of Aytu incorporated by reference hererin and the historical financial statements of Neos, including the related notes thereto, appearing elsewhere in this prospectus supplement.

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the merger.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended June 30, 2020, and three months ended September 30, 2020, (the “Pro Forma Financials”) have been derived from the following sources:

Aytu BioScience, Inc.

●
Audited consolidated statement of operations for the year ended June 30, 2020.
●
Unaudited consolidated combined balance sheet and statement of operations for the three months ended September 30, 2020.

Pediatric Product Portfolio of Cerecor, Inc. (a/k/a “Cerecor Transaction”)

●
Unaudited abbreviated statements of net revenues and direct expenses for the acquired Pediatric Product Portfolio of Cerecor, Inc. for the three months ended September 30, 2019.

Innovus Pharmaceuticals, Inc.

●
Unaudited condensed combined statement of operations as of and for the seven months ended January 31, 2020; and

Neos Therapeutics, Inc.

●
The preliminary unaudited pro forma condensed combined balance sheet as of September 30, 2020, and statements of operations for the twelve months ended June 30, 2020, and three months ended September 30, 2020, give effect to these transactions as if they had occurred as of July 1, 2019.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2020
(IN THOUSANDS)

	September 30, 2020
	Aytu BioScience, Inc.	Neos Therapeutics, Inc.	Pro Forma Adjustments (a)	Notes	Pro Forma Combined

Assets
Current assets
Cash and cash equivalents	37,911	12,744	–		50,655
Restricted cash	252	–	–		252
Accounts recievable, net	6,112	20,386	–		26,498
Inventory, net	11,480	8,436	–		19,916
Other current assets	9,700	2,443	–		12,143
Total current assets	65,455	44,009	–		109,464

Fixed assets, right-to-use assets, and other	450	9,501	–		9,951
Intangible assets, net	47,276	11,074	–		58,350
Goodwill	28,090	–	69,019	(b)	97,109
Total long-term assets	75,816	20,575	–		165,410
Total assets	141,271	64,584	–		274,874

Liabilities
Current liabilities
Accounts payable, accrued liabilities and other	14,797	40,369	–		55,166
Accrued compensation	1,967	–	–		1,967
Debt, line of credit, and fixed payment arrangements	3,069	26,792	–		29,861
Current portion of CVR liabilities and contingent consideration	1,674	–	–		1,674
Total current liabilities	21,507	67,161	–		88,668

Long term debt, lease liabilities, fixed payment arrangements, net of current portion	10,917	16,461	–		27,378
Long-term contingent consideration and CVR liabilities	17,773	–	–		17,773
Derivative liability	–	1,456	–		1,456
Other long-term liabilities	11	58	–		69
Total liabilities	50,208	85,136	–		135,344

Commitments and contingencies
Stockholders' equity
Total stockholders' equity	91,063	(20,552)	69,019	(b)	139,530
Total liabilities and stockholders' equity	141,271	64,584	–		274,874

See the accompanying Notes to the Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
THREE MONTHS ENDED SEPTEMBER 30, 2020
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three Months Ended September 30, 2020
	Aytu BioScience, Inc.	Neos Therapuetics, Inc.	Pro Forma Adjustments (a)	Notes	Pro Forma Combined

Revenues
Product revenue, net	$13,520	$12,535	–		$26,055
Total product revenue	13,520	12,535	–		26,055

Operating expenses
Cost of sales	3,819	5,120	–		8,939
Research and development	183	1,310	–		1,493
Selling, general and administrative	11,490	9,021	–		20,511
Selling, general and administrative - related party	–	–	–		-
Amortization and impairment of intangible assets	1,585	–	–		1,585
Total operating expenses	17,077	15,451	–		32,528

Loss from operations	(3,557)	(2,916)	–		(6,473)

Other (expense) income
Other (expense), net	(752)	(1,993)	–		(2,745)
(Loss) / gain from change in fair value of contingent consideration	2	–	–		2
(Loss) on extinguishment of debt	–	–	–		-
Gain from warrant derivative liability	–	–	–		-
Total other (expense) income	(750)	(1,993)	–		$(2,743)

Loss before income taxes	(4,307)	(4,909)	–		(9,216)
Income tax expense		2	–		2
Net loss	$(4,307)	(4,911)	–		$(9,218)

Weighted average number of common shares outstanding	12,158,594	49,755,094	(44,205,277)	(c)	17,708,411

Basic and diluted net loss per common share	$(0.35)	$(0.10)			$(0.52)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2020
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended June 30, 2020
	Aytu BioScience, Inc.	Portfolio of Pediatric Products (d)	Pro Forma Adj.		Pro Forma Combined (Pre Innovus Merger and Neos Merger)	Innovus Pharma, Inc. (f)	Pro Forma Adj.		Pro Forma Combina (Per Neos Merger)	Neos Therapeutics, Inc.	Pro Forma Adj. (a)	Pro Forma Combined
Revenues
Product revenue, net	$27,632	$3,412	–		$31,044	$15,926	-		$46,970	$61,998	-	108,968
Total product revenue	$27,632	$3,412	$-		31,044	15,926	-		46,970	61,998	-	108,968

Operating expenses
Cost of sales	$7,553	$1,303	$-		8,856	6,438	-		15,294	25,895	-	41,189
Research and development	$1,721	–	$-		1,721	171	-		1,892	6,734	-	8,626
Selling, general and administrative	$34,802	$2,458	$-		37,260	14,358	(1,757)	(g)	49,861	40,280	-	90,141
Amortization or impairment of intangible assets	$4,686	$703	$(135)	(e)	5,254	417	900	(h)	6,571	-	-	6,571
Total operating expenses	$48,762	$4,464	$(135)		53,091	21,384	(857)		73,618	72,909	-	146,527

Loss from operations	$(21,130)	$(1,052)	$135		(22,047)	(5,458)	857		(26,648)	(10,911)	-	(37,559)

Other (expense) income					-
Other (expense), net	$(2,607)	–	$(394)	(e)	(3,001)	(1,159)	-		(4,160)	(8,075)	-	(12,235)
Gain from change in fair value of contingent consideration	$10,430	–	$-		10,430	-	-		10,430	-	-	10,430
Loss from extinguishment of debt	$(316)	–	$-		(316)	-	-		(316)	-	-	(316)
Gain from warrant derivative liability	$2	–	$-		2	-	-		2	-	-	2
Total other (expense) income	$7,509	$-	$(394)		7,115	(1,159)	-		5,956	(8,075)	-	(2,119)

Loss before income taxes	$(13,621)	$(1,052)	$(259)		(14,932)	(6,617)	857		(20,692)	(18,986)	-	(39,678)
Income tax expense	-	-	-		-	-	-		-	11		11
Net loss	$(13,621)	$(1,052)	$(259)		$(14,932)	$(6,617)	$857		$(20,692)	$(18,997)	$-	$(39,689)

Weighted average number of common shares outstanding	4,519,201	–	–		4,519,201	2,907,284	(2,526,312)	(i)	4,900,173	49,723,772	(44,205,277)(c)	10,418,668

Basic and diluted net loss per common share	$(3.01)				$(3.30)	$(2.28)			$(4.22)	$(0.38)		$(3.81)

See accompanying Notes to the Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

Note 1. Basis of Presentation

The historical consolidated financial statements of Aytu BioScience, Inc. (the “Company”) have been adjusted in the pro forma condensed combined financial statements to give effect to pro forma events that are (i) directly attributable to the business combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combinations.

While the Company will account for the business combinations under the acquisition method of accounting in accordance with ASC Topic 805 Business Combinations (“Topic 805”). The Company and Neos Therapeutics, Inc (“Neos”) have entered into an Agreement and Plan of Merger by and between Aytu BioScience, Inc. and Neos Therapeutics, Inc. on December 9, 2020, the “Neos Merger” Agreement. The Neos Merger will require approval by the shareholders of both the Company and Neos, and accordingly, the Neos Merger has not yet closed. However, pursuant to Securities and Exchange Commission (“SEC”) guidance, the Neos Merger is considered probable, and must be presented as if the Neos Merger has already occurred and included or incorporated by reference into any registration statements or offering documents. Accordingly, the Company has not begun the process of valuing the potential assets to be acquired and liabilities to be assumed as of the date of the filing of this Form 8-K.

The combined preliminary pro forma condensed combined financial information does not reflect the realization of any expected cost savings or other synergies from the acquisition of both the (i) Cerecor Transaction the (ii) Innovus Merger or (iii) the Neos Merger as a result of restructuring activities and other planned cost savings initiatives following the completion and integration of the business combinations.

As the Pediatrics Product Portfolio of Cerecor, Inc. (the “Product Portfolio”) reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2020, the Company updated the annual income statement of the Product Portfolio to reflect a twelve month period ended June 30, 2020. These were obtained by taking the (i) audited abbreviated statements of net revenues and direct expenses for the acquired Product Portfolio for the nine months ended September 30, 2019, less the net revenues and direct expenses for Product Portfolio for the three month period ended September 30, 2019, and adding these amounts to the (ii) audited abbreviated statements of net revenues and direct expenses for the acquired Product Portfolio for the year ended December 31, 2018, less the net revenues and direct expenses for the acquired Product Portfolio for the abbreviated period prior to July 1, 2018.

As Innovus Pharmaceuticals, Inc. (“Innovus”) reported on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2020, the Company updated the annual income statement of Innovus to reflect a twelve month period ended June 30, 2020. This was obtained by taking the (i) unaudited statements of operations for Innovus for the seven months ended January 31, 2020. The operating results for the period from February 1, 2020 through February 13, 2020 were omitted due to a lack of readily available information. The Company does not believe that this omission is material to the users of these pro forma financial statements.

As Neos reports on a December 31 year end, in preparing the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended June 30, 2020, and three months ended September 30, 2020, the Company updated the annual income statement of Neos to reflect a twelve month period ended June 30, 2020. This was obtained by taking the (i) unaudited statements of operations for Neos for the six months ended June 30, 2020, and adding the unaudited statements of operations for Neos for the six months ended June 30, 2019, which was obtained by taking the audited statements of operations for Neos for the year ended December 31, 2019, less the unaudited statements of operations for Neos for the six months ended June 30, 2019.

Note 2. Financing Transactions

Cerecor Transaction

On November 1, 2019, the Company completed the Cerecor Transaction, acquiring a portfolio of pediatric products from Cerecor, Inc. for (i) $4.5 million in cash and (ii) approximately $5.6 million in Series G Preferred Stock.

Innovus Merger

On February 14, 2020, the Company completed the Merger with Innovus Pharmaceuticals after approval by the stockholders of both companies on February 13, 2020. Upon the effectiveness of the Merger, the Company merged with and into Innovus, and all outstanding Innovus common stock was exchanged for approximately 3.8 million shares of the Company's common stock and up to $16 millionof Contingent Value Rights ("CVRs"). The outstanding Innovus warrants with cash out rights were exchanged for approximately 2.0 million shares of Series H Convertible Preferred stock of the Company and retired. The remaining Innovus warrants outstanding, those without cash-out rights, at the time of the Merger, to continue to be outstanding, and upon exercise, retain the right to the Merger, continue to be outstanding, and upon exercise, retain the right tot the merger consideration offered to Innovus stockholders, including any remaining claims represented by CVRs at the time of exercise. Innovus is now now a 100% wholly-owned subsidiary of the Company, ("Aytu Consumer Health").

Neos Merger

On December 9, 2020, 2020, the Company entered into an Agreement and Plan of Merger with Neos Therapeutics, Inc.. The Neos Merger is subject to future shareholder approval. The Company currently estimates the pending Neos Merger to constitute approximately 5.5 million shares of Aytu common stock at close, comprising approximately 30% of the total shares of Aytu common stock immediately post-merger. In addition, all outstanding Neos warrants with a strike price of $[] or below will be exchanged for warrants to purchase shares of the Company's common at a ratio of 0.1088 (or 9.191176 Neos warrants in exchange to receive 1 Aytu warrant), subject to shareholder approval.

Note 3. Estimated Purchase Price Consideration

Generally accepted accounting principles in the United States (“GAAP”) requires that Company’s assess whether the Company’s common stock, even if traded on a nationally listed exchange, is indicative of fair value. Prior to the three months ended June 30, 2020, the Company determined that due relatively thin daily trading volumes, that the best indicator of fair value is the most recent offering price, or other arm's length transaction negotiated price. This approach was used for both the Cerecor Acquisition and the Innovus Merger, that were most recently disclosed in both of the Company’s Form 10-K for the year ended June 30, 2020, filed October 6, 2020, and Form 10-Q for the three months ended September 30, 2020, and filed November 12, 2020. There has been no change from amounts disclosed in the aforementioned filings.

After successful offerings since March 2020, the Company has concluded that since April 2020, the Company’s common stock is actively traded, and indicative of fair value. Accordingly, the stock price used to estimate the fair value of the pending Neos Merger is at or around the date of this filing.

Neos Merger

Estimated Consideration at Close (2)
Closing Shares Estimated Value
Total estimated shares to be granted at close	5,549,817
Estimated fair value of Aytu common stock at close (1)	$8.733
Estimated Neos Merger consideration	$48,467,000

(1) - Estimated based on the closing stock price as of December 2, 2020.
(2) - The estimated share total and share price in this table have been adjusted to reflect the 1-for-10 reverse stock split that became effective December 8, 2020.

Note 4. Preliminary purchase price allocation

Both the Cerecor Acquisition and the Innovus Merger purchase price allocations were most recently disclosed in both of the Company’s Form 10-K for the year ended June 30, 2020, filed October 6, 2020 and Form 10-Q for the three months ended September 30, 2020 and filed November 12, 2020. There has been no change form amounts disclosed in the aforementioned filings.

Neos Merger
Due to the fact the Neos Merger has yet to be approved by the shareholders of either the Company or Neos Therapeutics, Inc. Accordingly, the Company has not yet performed a preliminary acquisition analysis and has not yet been adjusted to reflect Topic 805 adjustments.

	Estimated Purchase Price Allocation (in thousands)
Purchase Price Allocation - Adjustment to Goodwill

Estimated consideration to be transferred	$48,467	(1)

Total assets acquired
Cash and cash equivalents	$12,744
Accounts receivable, net	20,386
Inventory, net	8,436
Other current assets	2,443
Fixed assets, right-to-use assets, and other	9,501
Intangible assets, net	11,074
Total identifiable assets	$64,584

Total liabilities assumed
Accounts payable, accrued liabilities and other	$40,369
Debt, line of credit, and fixed payment arrangements	43,253
Derivative liability	1,456
Other long-term liabilities	58
Total identifiable liabilities	$85,136

Total pro forma goodwill	69,019

(1)
See Note 3 for the Company’s disclosure on the estimated fair value of the consideration for the pending Neos Merger.

Note 5. Pro Forma Adjustments

The preliminary pro forma adjustments are based on the Company’s estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed consolidated combined financial information:

Neos Merger

(a)
As of the filing of this Form 8-K, the pending merger (the "Merger") between the Company and Neos Therapeutics, Inc. ("Neos") had not yet been approved by the Shareholders of both the Company and Neos. However, because this qualifies as a "probable" business combination pursuant to the SEC, the Company is required to include pro forma financial statements in the event the Company files a registration statements or prospectus supplements between the announcement of this Merger and the pending approval and closing of the Merger. Accordingly, the Company has not yet begun the process of valuing the assets to be acquired and liabilities to be assumed at the yet to be determined closing date.

(b)
Represents the preliminary estimated goodwill, which represents the preliminary estimated excess purchase price over the September 30, 2020 carrying value of the assets and liabilities of Neos Therapeutics, Inc. (see Note 4) as if the pending transaction had occurred on December 9, 2020. As noted, as of the filing of this Form 8-K, the Company and Neos has not yet obtained shareholder approval and closed the Merger. Until such time, adjustments to the pro forma balance sheet as of September 30, 2020, cannot be determined.

(c)
Represents the pro forma weighted average shares outstanding at the end of both the twelve months ended June 30, 2020, and three months ended September 30, 2020, excluding any future or potential transactions or offerings.

Pediatric Portfolio Acquisition

(d)
Due to a lack of available discrete financial information, the operating results of the Cerecor Transaction for the pre-acquisition period covering October 1, 2019, through October 31, 2019, were excluded from the unaudited pro forma condensed combined statement of operations for the twelve months ended June 30, 2020.

(e)
Represents adjustments to reflect the impact on amortization and accretion expense resulting from the estimated fair values of amortizable intangible assets acquired and assumed fixed payments obligations on November 1, 2019.

Innovus Merger

(f)
Represents the operating results for the seven months ended January 31, 2020. The operating results of Innovus for the period February 14, 2020, through March 31, 2020, are included in the operating result of the Company.

(g)
Represents the transaction costs specific to the Merger incurred by both the Company and Innovus for the year ended June 30, 2020.

(h)
Represents adjustments to reflect the impact on amortization and accretion expense resulting from the estimated fair values of amortizable intangible assets acquired at February 14, 2020.

(i)
Represents the pro forma weighted average shares outstanding at the end of the twelve months ended June 30, 2020.